Vacasa, Inc.
850 NW 13th Avenue
Portland, Oregon 97209

March 5, 2025

Division of Corporation Finance
Office of Mergers & Acquisitions
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C.  20549-3561

Re:
Vacasa, Inc.
Schedule 13E-3 filed January 31, 2025
File No. 005-93396
Preliminary Proxy Statement on Schedule 14A filed January 31, 2025
File No. 001-41130

Ladies and Gentlemen:

Set forth below are the responses of Vacasa, Inc. (the “Company”, “we,” “us” or “our”) to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated February 26, 2025, with respect to Schedule 13E-3 filed January 31, 2025, File No. 005-93396 (the “Schedule 13E-3”) and the Preliminary Proxy Statement on Schedule 14A filed January 31, 2025, File No. 001-41130 (the “Preliminary Proxy Statement”). In connection with this letter, the Company is filing today an amendment to the Preliminary Proxy Statement (“Preliminary Proxy Statement Amendment No. 1”) and the Filing Persons (as defined in the Schedule 13E-3) are filing an amendment to the Schedule 13E-3 (“Schedule 13E-3 Amendment No. 1”).

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text. All references to page numbers and captions correspond to the Schedule 13E-3 and the Preliminary Proxy Statement filed January 31, 2025 unless otherwise specified. All capitalized terms used but not defined herein have the meaning given to them in the Preliminary Proxy Statement.

Preliminary Proxy Statement and Schedule 13E-3 filed January 31, 2025

General

1.
We note your disclosure throughout that the Merger Consideration is subject to a potential downward adjustment if Vacasa’s Unit Count decreases by a certain amount or if Vacasa’s Liquidity drops below a certain threshold, and it appears that both metrics will only be calculated within at most 10 days before the Special Meeting when stockholders will be asked to approve the Merger Agreement. Since the price to be paid to unaffiliated stockholders will not be known until such time, please explain to us how the filing persons will amend and disseminate an updated disclosure document that includes the actual amount of the consideration stockholders will receive.

Securities and Exchange Commission

RESPONSE:   The Company respectfully acknowledges the Staff’s comment. Pursuant to the provisions of the Merger Agreement, any adjustments to the Merger Consideration, which final adjustment is expected to occur before the Special Meeting (unless there is a dispute with respect thereto), will be calculated based on the most recent determination of Liquidity and Company Units as of the Adjustment Measurement Date, which should be the date 10 Business Days prior to the Special Meeting. Based on the provisions in the Merger Agreement, any adjustments to the Merger Consideration are expected to be proposed and agreed not less than three Business Days prior to the Special Meeting (i.e. seven Business Days after the Adjustment Measurement Date), at which time the Company will promptly announce via press release the final Merger Consideration and will also file such communications as definitive additional soliciting material the same day. In the event that there is a dispute regarding the final Merger Consideration that is not resolved by the date that is three Business Days prior to the Special Meeting, the Company will promptly disclose, via a press release, (i) the total amount of undisputed Merger Consideration (which amount will be paid at closing) and (ii) the total amount of disputed Merger Consideration that remains subject to review by an accounting firm (which disputed amounts would, if determined to be owed, be paid following resolution of the dispute by an accounting firm), together with a description of the nature of the disputed items, and will also file such communications as definitive additional soliciting material the same day.

We have revised the Proxy Statement to advise stockholders receiving the Preliminary Proxy Statement of the foregoing. Please see pages 2, 100 and 102 of the Preliminary Proxy Statement Amendment No. 1.

Background of the Mergers, page 19

2.
We note that the October 22 CR Proposal included a potential downward adjustment with a floor of $3.00 per share based on 30,000 units under management at closing. Please revise your disclosure to address why a floor was not included in the final version of the Merger Agreement.

RESPONSE:   The Company respectfully acknowledges the Staff’s comment. A floor of $3.52 per share based on 24,000 units under management at the Closing, assuming a closing date of April 30, 2025, was included in the final version of the Merger Agreement. In response to the Staff’s comment, we have revised the disclosure in the Preliminary Proxy Statement. Please see pages 39 and 99 of the Preliminary Proxy Statement Amendment No. 1.

3.
Refer to your disclosure on page 34 regarding Company management holding a call to review its financial forecast with Party I and Party J. With a view towards clarified disclosure, please confirm whether management conducted this meeting and review of financial forecast pursuant to instructions from the Special Committee and whether the Special Committee reviewed this financial forecast.

RESPONSE:   The Company respectfully acknowledges the Staff’s comment. Confirmed that Company management conducted the call with Party I and Party J on November 5, 2024, at the direction of the Special Committee and that the financial forecasts reviewed with Party I and Party J on such call included a subset of financial forecasts that were substantially similar to forecasts previously reviewed by the Special Committee at the October 17, 2024 meeting of the Special Committee and summarized on page 79. In response to the Staff’s comment, we have updated the disclosure in the Preliminary Proxy Statement. Please see page 35 of the Preliminary Proxy Statement Amendment No. 1.

Securities and Exchange Commission

Recommendation of the Special Committee and the Board; Reasons for the Mergers, page 44

4.
Refer to comment 1 above. Please revise to explain how the Special Committee reached its fairness determination, in light of the unknown amount of consideration that the unaffiliated stockholders will receive for their shares. Explain whether the Special Committee and other filing parties intend to reevaluate fairness once the final amount of the Merger Consideration is known, and how and when they will provide that updated fairness analysis. If they do not intend to update their determination, the fairness discussion in the proxy statement generally should be revised to specifically note that the price upon which any fairness determination was based is not necessarily the price that stockholders will receive. Please note this comment also applies to the fairness determination of the Board and the position of the Purchaser Filing Parties and of the Rollover Filing Parties as to the fairness of the Mergers.

RESPONSE:   The Company respectfully acknowledges the Staff’s comment and has revised the disclosure in the Preliminary Proxy Statement to explain how the Special Committee and the Board reached their fairness determinations, in light of the unknown amount of consideration that the unaffiliated stockholders will receive for their shares. The Company has also revised the disclosure in the Preliminary Proxy Statement to note that the price upon which the fairness determinations of the Purchaser Filing Parties and the Rollover Filing Parties was based is not necessarily the price that stockholders will receive. Please see pages 5, 6, 55, 56, 59, 68, and 72 of the Preliminary Proxy Statement Amendment No. 1.

5.
Refer to the bullet captioned “Interests of Vacasa’s Directors and Executive Officers” on page 48. Please revise to describe how the interests that Vacasa’s directors and executive officers may have in the Mergers differ from those of Vacasa’s unaffiliated stockholders. Alternatively, you may provide a cross-reference to another section of your preliminary proxy statement describing these interests in more detail.

RESPONSE:   The Company respectfully acknowledges the Staff’s comment and has revised the disclosure in the Preliminary Proxy Statement to the bullet captioned “Interests of Vacasa’s Directors and Executive Officers” by adding a cross reference to Special Factors — Interests of Our Directors and Executive Officers in the Mergers. Please see page 54 of the Preliminary Proxy Statement Amendment No. 1.

6.
Refer to the statement on page 51 that “[a] majority of the Board concluded that the uncertainties, risks and potentially negative factors relevant to the Mergers were outweighed by the potential benefits of the Mergers.” With a view towards disclosure, please tell us what “uncertainties, risks and potentially negative factors relevant to the Mergers” the Board considered regarding the Mergers.

RESPONSE:   The Company respectfully acknowledges the Staff’s comment and has revised the disclosure in the Preliminary Proxy Statement describing the “uncertainties, risks and potentially negative factors relevant to the Mergers” that the Board considered regarding the Mergers. Please see pages 58 and 59 of the Preliminary Proxy Statement Amendment No. 1.

Securities and Exchange Commission

Opinion of PJT Partners, page 52

7.
Refer to the description of the fairness opinion by PJT Partners on page 52 and elsewhere being “based upon and subject to, among other things [...] the consideration to be received by the holders of shares of Company Stock.” Please revise to explain what amount of consideration PJT Partners factored in preparing and issuing its fairness opinion since the Merger Consideration is subject to a potential downward adjustment of $0.10 for every 500 units that the Unit Count falls below 32,000 units, meaning it cannot be ascertained until the Adjustment Measurement Date. To the extent it appears that the fairness opinion analysis was based on a price that may not be what stockholders ultimately receive in the Mergers, the disclosure regarding any filing party’s reliance on that opinion in reaching its fairness determination must specifically address this point in disclosure.

RESPONSE:   The Company respectfully acknowledges the Staff’s comment and has revised the disclosure in the Preliminary Proxy Statement to clarify that PJT Partners did not opine on any potential purchase price adjustments described in the Merger Agreement.  Please see page 60 of the Preliminary Proxy Statement Amendment No. 1. The Company respectfully refers the Staff to pages 5 and 62 and Exhibit D to the Preliminary Proxy Statement Amendment No. 1, each of which already disclose that PJT Partners’ opinion was not based on any potential purchase price adjustments described in the Merger Agreement and accordingly was based only on the unadjusted consideration of $5.02 per share.

Benefits of the Mergers for the Unaffiliated Security Holders, page 67

8.
Please balance your disclosure here and elsewhere throughout your preliminary proxy statement when discussing the $5.02 per share price to prominently clarify that this amount is not certain at this time and will not be known until closer to the Special Meeting, due to the potential downward adjustment.

RESPONSE:   The Company respectfully acknowledges the Staff’s comment and has revised the disclosure in the Preliminary Proxy Statement to clarify that the final potential downward adjustment to the Merger Consideration will not be known until finalized in accordance with the terms and conditions set forth in the Merger Agreement, which final adjustment is expected to occur before the Special Meeting (unless there is a dispute with respect thereto). Please see page 2, 13, 52, 55, 65, 74, 75, 98 and 138 throughout the Preliminary Proxy Statement Amendment No. 1.

Certain Company Financial Forecasts, page 69

9.
We note the reference at the bottom of page 70 to the table summarizing the projections provided. Please revise to include the full projections instead of a summary. In this regard, with a view towards disclosure, please explain why you did not include the monthly unit count forecast for January through May of 2025, which relates to the downward adjustment of the Merger Consideration, as shown in many of the PJT Partners presentations included as exhibits to your Schedule 13E-3.

RESPONSE:   The Company respectfully acknowledges the Staff’s comment and has revised the disclosure in the Preliminary Proxy Statement to include the full projections and the monthly unit count forecast for January through May of 2025 prepared by Company management as of December 13, 2024. Please see pages 78 and 79 of the Preliminary Proxy Statement Amendment No. 1.

Securities and Exchange Commission

10.
We note references throughout the section captioned “Background of the Mergers” to projections and forecasts provided to the Board or the Special Committee on July 3, July 19, and December 9. With a view towards clarified disclosure, please tell us whether these projections are included in the “Projections” as that term is defined on page 52 of your preliminary proxy statement. Alternatively, please revise your filing to include these projections.

RESPONSE:   The Company respectfully acknowledges the Staff’s comment.  The “Projections” as defined on page 52 of the Preliminary Proxy Statement only included the then most recent projections prepared by Company management prior to signing the Merger Agreement.  Such projections were prepared by Company management as of December 13, 2024 and are described in the section of the Preliminary Proxy Statement entitled “Special Factors -— Certain Company Financial Forecasts-.”  The forecasts provided to the Board on July 3 and July 19 were not long-range financial projections but instead were short-term monthly liquidity forecasts through October 2024 and November 2024, respectively, that are not material for stockholders to make an informed voting decision.  In response to the Staff’s comment, we have revised the disclosure in the Preliminary Proxy Statement.  Please see pages 26, 28, 69, 78 and 79 of the Preliminary Proxy Statement Amendment No. 1.

11.
In addition, we note the statement on page 31 that on October 1, 2024, the Special Committee “also requested that Company management update the Company’s long-range financial plan to ensure that the Special Committee was apprised of the latest information on the Company’s liquidity needs and financial projections when evaluating the Company’s ‘stand alone’ case against any final proposals.” If these projections were updated and provided to the Special Committee, please revise your filings to include these projections. Alternatively, please tell us why management did not update these projections.

RESPONSE:   The Company respectfully acknowledges the Staff’s comment.  In response to the Special Committee’s request at the October 1, 2024 meeting of the Special Committee, Company management updated the Company’s long-range financial plan on October 15, 2024 and reviewed the updated plan with the Special Committee at the October 17, 2024 meeting of the Special Committee.  In response to the Staff’s comment, we have revised the disclosure in the Preliminary Proxy Statement. Please see pages 32, 33, 78 and 79 of the Preliminary Proxy Statement Amendment No. 1.

* * * * *

Securities and Exchange Commission

Please direct any questions that you have with respect to the foregoing or if any additional supplemental information is required by the Staff, please contact Benjamin J. Cohen of Latham & Watkins LLP at (212) 906-1623.

Very truly yours,

VACASA, INC.

By:	/s/ Robert W. Greyber
Name:	Robert W. Greyber
Title:	Chief Executive Officer

Enclosures

cc:	Rebecca Boyden, Chief Legal Officer & Chief Administrative Officer, Vacasa, Inc.
Lande Spottswood, Partner, Vinson & Elkins, LLP
Alex Robertson, Partner, Vinson & Elkins, LLP